Exhibit 99.1

OneSmart Files Annual Report on Form 20-F for Fiscal Year 2018

SHANGHAI, December 27, 2018 /PRNewswire/ — OneSmart International Education Group Limited (NYSE: ONE) (“OneSmart” or the “Company”), a leading diversified premium K-12 education company in China, today announced that it filed its annual report on Form 20-F for the fiscal year ended August 31, 2018 with the Securities and Exchange Commission (“SEC”) on December 27, 2018. The annual report can be accessed on the Company’s investor relations website at http://www.onesmart.investorroom.com/ as well as the SEC’s website at http://www.sec.gov.

The Company will provide a hard copy of its annual report containing the audited consolidated financial statements, free of charge, to its shareholders upon request. Requests should be directed to the Company’s IR Department at ir@onesmart.org.

About OneSmart

Founded in 2008 and headquartered in Shanghai, OneSmart International Education Group Limited is a leading diversified premium K-12 education company in China. Since commencement of our business, our vision is to build the most trusted “Third Classroom” outside of home and school and our mission is to bring out the utmost learning power in each student by cultivating his or her study motivation, capability and perseverance, and enable our students to pursue their life-long success. Our company culture is centered on the core values of customer focus, execution, innovation and teamwork.

The Company has built a comprehensive premium K-12 education platform that encompasses OneSmart VIP business (exam preparation, overseas study consultation, and study camps services), HappyMath (kids mathematics training services), and FasTrack English (kids English training services). The Company also strategically incubated and invested in online education service providers including Yimi Online Tutoring (online premium K-12 tutoring services), UUABC (online kids English training services), and BestMath (online kids mathematics training services). As of August 31, 2018, OneSmart operated a nationwide network of 315 study centers across 43 cities in China.

For more information on OneSmart, please visit http://www.onesmart.investorroom.com.

For more information, please contact:

OneSmart

Ms. Rebecca Shen

+86-21-5255-9339 ext. 8139

ir@onesmart.org

Christensen

In China

Mr. Christian Arnell

Phone: +86-10-5900-1548

E-mail: carnell@christensenir.com

In the US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: lbergkamp@ChristensenIR.com